CNS Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2021
(With Reports of Independent Registered Public Accounting Firm Thereon)

CNS SECURITIES, LLC
December 31, 2021

Contents

United States Securities and Exchange Commission's

Financial Statements

Supplemental Information

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CNS Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

191 Old Perrin Road
(No. and Street)

Sherman	TX	75092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry	214-360-9822	Rickamsberry@earthlink.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chris Sifuentes______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __________CNS Securities, LLC______________________________, as of December 31_____________________, 21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSE EDUARDO VILLANUEVA
Notary ID #133055058
My Commission Expires
April 21, 2025

Notary Public

Signature: ____________________

Title: President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Sole Member of
CNS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CNS Securities, LLC (the Company) as of December 31, 2021, and the related statements of operations, member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's

financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2019.

Dallas, Texas
February 10, 2022

CNS SECURITIES, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	42,003
Commissions receivable		2,097
Investment in marketable securities, at fair value		15,664
Other assets		3,836
TOTAL ASSETS	$	63,600

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	1,931
Accrued expenses	2,273
TOTAL LIABILITIES	4,204

MEMBER'S EQUITY

Member's equity	59,396
TOTAL MEMBER'S EQUITY	59,396
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 63,600

The accompanying notes are an integral part of these financial statements.

CNS SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2021

Revenues	
Commissions earned	$ 118,138
Distribution fees	180,654
Gain on investments	1,108
Interest income	1
Total Revenues	299,901
Operating Expenses	
Employee compensation and related costs	230,153
Professional fees	11,574
Occupancy	25,200
Regulatory fees	4,804
Insurance	4,271
Marketing expense	3,073
Communications	3,548
Other expenses	8,084
Total Expenses	290,707
Net income before income tax expense	9,194
Income tax expense	1,931
Net Income	$ 7,263

The accompanying notes are an integral part of these financial statements.

CNS SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

	Total Member's Equity	
Balances at January 1, 2021	$	52,133
Net income		7,263
Balances at December 31, 2021	$	59,396

The accompanying notes are integral part of these financial statements.

CNS SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows From Operating Activities:

Net Income	$ 7,263
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
(Increase) decrease in commissions receivable	(1,654)
(Increase) decrease in investments in marketable securities	(1,108)
(Increase) decrease in other assets	284
Increase (decrease) in accounts payable	(1,832)
Increase (decrease) in accrued expenses	(360)
Net cash provided (used) in Operating Activities	2,593

Cash Flows From Investing Activities:

Net cash provided (used) in Investing Activities	-
Net increase in cash and cash equivalents	2,593
Cash and cash equivalents at beginning of year	39,410
Cash and cash equivalents at end of year	$ 42,003

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ 3,763

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

CNS Securities, LLC (the Company) was formed as a Texas Limited Liability Company in June 2003. Mr. Chris Sifuentes of Plano, TX is the sole member. In June 2004, the Financial Industry Regulatory Authority, Inc. (FINRA) approved the Company's application to provide broker-dealer services for the sale of municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in Sherman, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides exemption to firms whose business is limited to mutual funds and/or variable insurance products.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be considered cash and cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

<u>Revenue Recognition</u>

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered. No miscellaneous fees were earned in the current year.

<u>Fair Value of Financial Instruments</u>

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE A – SUMMARY OF ACCOUNTING POLICIES, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, CNS, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of

December 31, 2021, The Company had net capital of $53,104 which was $48,104 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .08 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1).

NOTE D – FAIR VALUE

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market

NOTE D – FAIR VALUE, continued

participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 and Level 2 investments at December 31, 2021, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at December 31, 2021. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

NOTE D – FAIR VALUE, continued

<u>Investments in securities, at fair value</u>

Investments in:	Total	Level 1	Level 2	Level 3
Mutual Funds	$ 15,664	$ 15,664	$ --	$ --
Totals	$ 15,664	$ 15,664	$ --	$ --

There were no transfers between Levels 1, 2, or 3 during the year.

NOTE E – RELATED PARTY TRANSACTIONS

The Company leases office space from its member, Chris Sifuentes. The office space is shared by CNS Securities, Inc. and CNS Securities Insurance Services, LLC, an affiliated company which is commonly owned by the member. During the year payments of $25,200 were made to Mr. Sifuentes for occupancy and communications reimbursement. Also, a director's fee of $4,000 was paid to Mr. Sifuentes during the year.

Schedule I
CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total Member's equity qualified for net capital	$	59,396
Deductions / charges		
Non-allowable assets:		
Other assets		3,836
Total deductions / charges		3,836
Net Capital before haircuts on securities positions		55,560
Haircuts on securities:		
Mutual funds		2,350
Money market funds		106
Net Capital	$	53,104
Aggregate indebtedness		
Accounts payable	$	1,931
Accrued expenses		2,273
Total aggregate indebtedness	$	4,204
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	48,104
Ratio of aggregate indebtedness to net capital		.08 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/202 Focus IIA Report	55,035
Accrual of income tax provision	(1,931)
Net Capital per 12/31/2021 audit	53,104

See accompanying report of independent registered public accounting firm.

Schedule II & III

CNS Securities, LLC
Computation for Determination of Reserve Requirements and Information Relating
to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2021

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(1) and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Sole Member of
CNS Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) CNS Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which CNS Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (b) CNS Securities, LLC stated that CNS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CNS Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville & Company

Dallas, Texas
February 10, 2022

CNS Securities, LLC Exemption Report

CNS Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chris Sifuentes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President

Date of Report: January 26, 2022